EXHIBIT 2.2

TRANSACTION AGREEMENT

by and among

D.A.W., INC.,

NYER MEDICAL GROUP, INC.

and

THE MANAGEMENT INVESTORS LISTED ON SCHEDULE I HERETO

Dated as of October 23, 2009

SCHEDULES

Schedule I	Schedule of Management Investors
Schedule II	Closing Date Balance Sheet with Certificate of Liabilities

EXHIBITS

Exhibit A	Asset Purchase Agreement between D.A.W., Inc. and Walgreen Eastern Co., Inc.
Exhibit B	Form of Note Assumption, Release and Consent

TRANSACTION AGREEMENT

TRANSACTION AGREEMENT, dated as of October 23, 2009 (the “Agreement”), by and among D.A.W., Inc., a corporation organized under the laws of the Commonwealth of Massachusetts (the “Company” or “DAW”), Nyer Medical Group, Inc., a corporation organized under the laws of the State of Florida (“Nyer”), and certain members of management of the Company who are purchasing shares of common stock of DAW, no par value (“Common Stock”), at the Closing (as defined below) and listed on Schedule I hereto (the “Management Investors”).  DAW, Nyer and the Management Investors are sometimes hereinafter referred to separately as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the DAW is a wholly-owned subsidiary of Nyer:

WHEREAS, the Parties wish to set forth in this Agreement the terms and conditions by which the Management Investors will acquire DAW’s Common Stock held by Nyer and, at Closing, Nyer will receive a benefit of $1,500,000 through the sale of all of DAW’s Common Stock to the Management Investors and DAW’s retention of liabilities described below;

WHEREAS, DAW has entered into an Asset Purchase Agreement of even date herewith, in the form attached hereto as Exhibit A (the “WAG Agreement”), with Walgreen Eastern Co., Inc. (“WAG”) for the acquisition by WAG of certain assets of DAW (the “WAG Transaction”); and

WHEREAS, the Parties wish to set forth in this Agreement the terms and conditions of a series of related transactions, which will close concurrently with the Management Investors’ acquisition of Common Stock as described above, whereby cash proceeds of the WAG Transaction will be used to discharge DAW’s liabilities, other than those expressly retained by DAW, and then the net proceeds, together with DAW’s operating cash and liquidated accounts receivable, will be distributed to Nyer.

NOW, THEREFORE, in consideration of the foregoing, and the premises, representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

“Accounting Referee” shall have the meaning assigned to such term in Section 9.3.

“Agreement” shall have the meaning assigned to such term in the Preamble.

“Alternate Transaction” shall have the meaning assigned to such term in Section 9.2.

“Business Day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in Boston, Massachusetts are open for the general transaction of business.

“Cash Shortfall” shall have the meaning assigned to such term in Section 3.3.

“Certificate of Liabilities” shall have the meaning assigned to such term in Section 3.1.

 “Closing” shall have the meaning assigned to such term in Section 4.1.

“Closing Date” shall have the meaning assigned to such term in Section 4.1.

“Closing Date Balance Sheet” shall mean the pro forma balance sheet of the Company as described in Section 2.1.

“Closing Date Liability Balance” shall have the meaning assigned to such term in Section 3.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and any successor Law.

“Company” shall have the meaning assigned to such term in the Preamble.

“Common Stock” shall have the meaning assigned to such term in the Preamble.

“Contract” shall mean any agreement, lease, commitment, franchise, purchase order, statement of work, license, contract, note, mortgage, bond, indenture, lease, arrangement or other obligation, whether written or oral.

“Employment Agreement” shall have the meaning assigned to such term in Section 2.2.

“Encumbrances” shall mean any mortgage, pledge, lien, encumbrance, claim, charge, security interest or other restriction, option, deed of trust, hypothecation, conditional sale or restriction on transfer of title or voting, whether imposed by agreement, law, equity or otherwise.

 “Expense Reimbursement” shall have the meaning assigned to such term in Section 9.2.

“Final Balance Sheet” shall have the meaning assigned to such term in Section 9.3.

“Final Payment Date” shall have the meaning assigned to such term in Section 9.4.

“Final WAG Distribution” shall have the meaning assigned to such term in Section 9.3.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” or “Governmental Entities” shall mean the government of the United States of America and any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government or any self-regulatory authority with similar powers.

“Income Tax” or “Income Taxes” shall mean all (i) federal, state, local and foreign taxes, or similar charges, that are on, or measured by, net income or gain, including state and local franchise or excise taxes, whether computed on a separate, consolidated, unitary, combined or any other basis and (ii) all interest, penalties and additions imposed with respect to any such amounts described in (i) and any interest in respect of such penalties and additions, whether disputed or not and regardless of whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date and (iii) any liability as a transferee or successor of any amount in clause (i) that is payable by reason of contract, assumption, transferee liability, operation of state or local tax Law or otherwise.

“Income Tax Return” shall mean all returns and reports (including elections, declarations, disclosures, schedules or other attachments, estimates and information returns), including any amended return, required to be supplied to a Tax Authority relating to Income Taxes.

“IRS” shall mean the United States Internal Revenue Service.

“Law” or “Laws” shall mean any federal, state or local law, statute or ordinance, common law or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.

“Liability” shall mean any debt, obligation or liability, of any nature whatsoever, disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation or liability is immediately due and payable.

“Management Investors” shall have the meaning set forth in the Preamble.

“Management Representatives” shall mean Mark Dumouchel and David Dumouchel.

“Nyer Group Return” shall mean any consolidated, unitary, combined or similar Income Tax Return that includes both Nyer and the Company.

 “Order” shall mean any Law, order, injunction, judgment, decree or ruling of any Governmental Entity.

“Party” and “Parties” shall have the meaning assigned to such terms in the Preamble.

“Person” shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity, including a Governmental Entity.

“Pre-Closing Date Income Taxes” shall mean all liability for Income Taxes of the Company, calculated in the case of any such taxes related to any Nyer Group Return on a separate return basis for the Company, for Pre-Closing Date Income Tax Periods.  For the avoidance of doubt, Pre-Closing Date Income Taxes shall include Income Taxes of the Company resulting from or imposed in connection with the WAG Transaction, calculated on the basis of the agreed upon allocation of the aggregate purchase price pursuant to the WAG Agreement.

“Pre-Closing Date Income Tax Period” shall mean, for any Income Tax, any taxable year or period ending on or prior to the Closing Date.

 “Residual Accounts” shall mean the Company’s accounts receivable as of the Closing Date which are related to the assets and operations of the Company that are excluded from the WAG Transaction as the same shall be reflected on the Closing Date Balance Sheet.

“Sale Transaction” shall have the meaning assigned to such term in Section 9.2.

“Samuel Nyer Note” shall mean, collectively, that certain Promissory Note dated February 4, 2008, in the original principal amount of $400,000, made by Nyer and payable to the order of Samuel Nyer, and that certain Promissory Note dated February 4, 2008, in the original principal amount of $350,000, made by Nyer and payable to the order of the Management Representatives and others and assigned initially to Nyle International Corp. and then to Samuel Nyer.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Severance Payments” shall have the meaning assigned to such term in Section 2.2.  Severance Payments shall be included as Company Liabilities to be satisfied under Section 3.1 at Closing.

 “Tax Authority” shall mean the IRS and any similar state or local Governmental Entity.

“Tax Law” shall mean the Code, the Treasury Regulations, judicial decisions and IRS rulings, procedures, announcements and notices of general application and analogous statutory, regulatory, judicial or administrative provisions, decisions and rulings under state or local law.

“Tax Reserve” shall have the meaning assigned to such term in Section 2.1.

“Transaction Expenses” shall mean any fees and expenses of the Company incurred in connection with the negotiation and consummation of, or which become due and payable as a result of the transactions contemplated by this Agreement and/or the WAG Agreement, including, but not limited to, the fees and expenses payable to Newbury, Piret & Company and all legal fees of the Company related to the transactions contemplated by this Agreement and/or the WAG Transaction.  Transaction Expenses shall be included as Company Liabilities to be satisfied under Section 3.1 at Closing.

 “Transfer Tax” shall mean all transfer, real property transfer, stock transfer, documentary, sales, use, stamp, registration and other similar taxes (including penalties and interest).  For the avoidance of doubt, Transfer Tax does not include Income Taxes.

“Treasury Regulations” shall mean the regulations (including temporary and proposed regulations) promulgated under the Code by the United States Department of Treasury.

“WAG Agreement” shall have the meaning assigned to such term in the Preamble.

“WAG Distribution” shall mean a cash distribution equal to the aggregate cash purchase price received by the Company under the WAG Transaction, less the Closing Date Liability Balance.  The WAG Distribution shall be subject to adjustment under Section 3.3 and Section 9.3.

“WAG Transaction” shall have the meaning assigned to such term in the Preamble.

ARTICLE II

Pre-Closing Date Transactions

2.1.           Closing Date Balance Sheet.  Prior to Closing, the Parties shall cooperate in good faith, with the assistance of the Company’s senior financial staff and Wolf & Company, P.C., to prepare in accordance with GAAP, on a basis consistent with the preparation of prior interim, unaudited balance sheets of the Company, a pro forma balance sheet of the Company as of the Closing Date (the “Closing Date Balance Sheet”).  The Closing Date Balance Sheet shall reflect the closing of the WAG Transaction, receipt of the aggregate cash purchase price thereunder, the remaining assets of the Company, including without limitation, its operating cash on hand, its Residual Accounts and other accounts receivable, and inventory, the WAG Distribution, a Tax Reserve (as defined below), an additional accrual for any applicable taxes, duties and assessments other than Pre-Closing Date Income Taxes, Severance Payments, Transaction Expenses and all other Liabilities of the Company.  The Closing Date Balance Sheet shall include an agreed upon estimate for an accrual for Pre-Closing Date Income Taxes related to any Nyer Group Return required to be filed after the Closing Date (collectively, “Tax Reserve”).  At Closing, the Closing Date Balance Sheet shall be attached hereto as Schedule II and the Certificate of Liabilities (as defined in Section 3.1) shall be attached to and become part of the Closing Date Balance Sheet.

2.2.          No Change in Management.

(a)           Between the date hereof and the Closing, Nyer shall not make, cause or permit any change in the management of the Company, unless approved in writing by the Management Representatives.  Without limiting the generality of the foregoing, Nyer agrees there shall be no change in the Board of Directors of the Company or its senior management without the written consent of the Management Representatives.

(b)           The Parties agree that, upon closing the WAG Transaction and notwithstanding anything to the contrary in their respective employment agreements (each, an “Employment Agreement”) with Nyer and the Company, each Management Investor shall be entitled to the severance payments set forth in Sections 7(a) and 7(b) (the “Severance Payments”) of his Employment Agreement, and the Company shall pay the Severance Payments in full to such Management Investor at closing of the WAG Transaction.

2.3.           Authorize WAG Distribution.  Prior to Closing, the Company’s Board of Directors shall take all actions necessary to authorize and approve the payment to Nyer of the WAG Distribution as provided in this Agreement, subject to closing the WAG Transaction and provisions of applicable law.  Without limiting the foregoing, nothing in this Section 2.3 or this Agreement shall require the Company to authorize or make a distribution to Nyer that would be prohibited by Section 6.40 of the Massachusetts Business Corporation Act.

ARTICLE III

The Closing Date Transactions

3.1.      Payment and Retention of Liabilities; Benefit to Nyer.

(a)           The Company shall set forth in a certificate (“Certificate of Liabilities”) delivered at the Closing the sum of its Liabilities as reflected on the Closing Date Balance Sheet.  The Management Representatives shall specify in the Certificate of Liabilities $1,200,000 of the Company’s Liabilities (other than the Tax Reserve and applicable Transfer Taxes to which Section 9.1(c) applies) that the Company will retain after the Closing.  The sum of Liabilities set forth in the Certificate of Liabilities, other than the foregoing Liabilities specified by the Management Representatives, the Tax Reserve and applicable Transfer Taxes to which Section 9.1(c) applies, is herein referred to as the “Closing Date Liability Balance”.

(b)           At Closing, the Company shall, with proceeds of the WAG Transaction, pay or establish reserves for the payment of all Liabilities included in the Closing Date Liability Balance.

3.2.      Purchase of Common Stock.  At the Closing, pursuant to the terms of this Agreement, each Management Investor hereby agrees to purchase from Nyer the number of shares of Common Stock set forth opposite such Management Investor’s name on Schedule I, and Nyer hereby agrees to sell to each Management Investor such shares of Common Stock.  At the Closing, each Management Investor hereby agrees to pay in cash the amount set forth opposite such Management Investor’s name on Schedule I.

3.3.        Adjustment and Payment of WAG Distribution.  At the Closing, the Company shall pay to Nyer the WAG Distribution; provided, however, the WAG Distribution shall be:

(a)           reduced by:

(i)           the amount, if any, by which the sum of the Tax Reserve and Cash Shortfall (as defined below) exceeds the Company’s accounts receivable, less the Residual Accounts (in each case as reflected on the Closing Date Balance Sheet); and

 (b)            increased by:

(i)            an amount equal to the Company’s operating cash on hand and its accounts receivable (in each case as reflected on the Closing Date Balance Sheet), reduced by the Tax Reserve and Residual Accounts (in each case as reflected on the Closing Date Balance Sheet); provided, however, if the adjustment to the WAG Distribution anticipated by the foregoing language of this Section 3.3(b) exceeds the Company’s operating cash on hand on the Closing Date, such adjustment shall be limited to the amount of its operating cash on hand on the Closing Date and such excess, for purposes of Section 9.4, shall be referred to as the “Cash Shortfall”.  For avoidance of doubt, cash recorded on the Company’s books (including the Closing Date Balance Sheet and the Final Balance Sheet) resulting from the adjustments in Section 3.3(a) shall not be considered operating cash on hand under Section 3.3(b).

3.4.           Samuel Nyer Note.  If Samuel Nyer consents in writing to the assignment of the Samuel Nyer Note as hereinafter provided, at the Closing, pursuant to the Note Assumption, Release and Consent (the “Note Assumption”) in the form attached hereto as Exhibit B, the Company shall assume all of Nyer’s obligations under the Samuel Nyer Note first arising after the Closing Date and Nyer shall be released from such further obligations thereunder.

ARTICLE IV

Closing

4.1.           Closing.  Subject to the provisions of Article VIII, the closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts at 10:00 a.m. Boston time, on the same Business Day on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or on such other date as the Company, Nyer and the Management Representatives shall agree in writing (the date on which the Closing takes place, the “Closing Date”).  Each of the transactions contemplated by this Agreement shall be deemed to be effective at 12:01 a.m. Boston time, on the Closing Date.

4.2.       Closing Deliverables.

(a)          Deliveries by the Company.  At the Closing, the Company shall deliver or cause to be delivered the following:

(i)           Cash by wire transfer of immediately available funds to Nyer equal to the WAG Distribution.

(b)           Deliveries by each Management Investor.  At the Closing, each Management Investor shall deliver or cause to be delivered the following:

(i)           Cash by wire transfer of immediately available funds to Nyer in the amount determined for such Management Investor under Section 3.2.

(c)           Deliveries by Nyer.  At the Closing, Nyer shall deliver the following:

(i)           Stock Certificate to each Management Investor representing the shares of Common Stock purchased by such Management Investor pursuant to Section 3.2, accompanied by stock powers duly executed in blank and otherwise in the form necessary to transfer to such Management Investor good title to such shares.

4.3.       Further Assurances.   At any time and from time to time after the Closing Date, at the request of any Party and without further consideration, the Parties will execute and deliver such instruments, certificates, reports and other documents as any other Party may reasonably request to more effectively carry out or confirm the transactions contemplated hereby or to report the transactions, or the results of the transactions, contemplated hereby to any Governmental Entity or as otherwise required by law.

ARTICLE V

Representations and Warranties of Nyer

Nyer hereby represents and warrants to the Company and the Management Investors as follows:

5.1.       Title to Shares.  Nyer holds of record and owns beneficially 2,500 shares of the Common Stock, free and clear of all Encumbrances.  There is no restriction affecting the ability of Nyer to transfer the title and ownership of such shares owned by it to the Management Investors and, upon delivery of the certificate for such shares to each Management Investor pursuant to the terms of this Agreement and payment of the purchase price therefor at Closing, each Management Investor will acquire record and legal title, free and clear of all Encumbrances, to such shares.

5.2.       Authorization of Transaction by Nyer.  Subject to receipt of requisite shareholder approval, Nyer has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance by Nyer and the consummation by Nyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Nyer and no other corporate action or proceedings on the part of Nyer are necessary to authorize the execution, delivery and performance by Nyer of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Nyer and constitutes the valid and binding obligation of Nyer, enforceable against Nyer in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of a court before which any proceeding therefor may be brought.

5.3.       Governmental Filings; No Conflicts.

(a)           No notices, reports or other filings are required to be made by Nyer with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Nyer from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Nyer and the consummation by Nyer of the transactions contemplated hereby.

(b)           The execution, delivery and performance of this Agreement by Nyer does not, and the consummation of the transactions contemplated hereby by Nyer will not (i) constitute or result in a breach or violation of, or a default under the governing documents of Nyer, (ii) constitute or result in a breach or violation of, or a default under any Law to which Nyer is subject, (iii) require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any Person the right to accelerate, terminate or cancel or modify any material obligation or result in the loss of any material right under any Contract to which Nyer is a party or otherwise bound.

5.4.       Offering.    Assuming the accuracy of the representations of each Management Investor as set forth herein, the offer and sale of such shares of Common Stock as contemplated by this Agreement are exempt from the registration requirements of the Securities Act, and all applicable state securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action that would cause the loss of such exemption.  The offer and sale of such shares are not part of a public distribution and are not part of any distribution of any other securities by the Company.

5.5.       Brokers and Finders.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Nyer for which the Company has or will have any liability.

ARTICLE VI

Representations and Warranties of the Company

The Company hereby represents and warrants to Nyer and the Management Investors as follows:

6.1         Authorization of Transaction by the Company.  Subject to receipt of requisite Nyer shareholder approval, the Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will or have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate actions or proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of a court before which any proceeding therefor may be brought.

6.2.         Governmental Filings; No Conflicts.

(a)           No notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby.

(b)           The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby by the Company will not (i) constitute or result in a breach or violation of, or a default under the governing documents of the Company, (ii) constitute or result in a breach or violation of, or a default under any Law to which the Company is subject, (iii) require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any Person the right to accelerate, terminate or cancel or modify any material obligation or result in the loss of any material right under any Contract to which the Company is a party or otherwise bound.

6.3.         Brokers and Finders.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company for which Nyer has or will have any liability.

ARTICLE VII

Representations and Warranties of Management Investors

Each Management Investor, severally and not jointly, for such Management Investor alone, hereby represents and warrants to the Company and Nyer as follows:

7.1.      Authorization.  Such Management Investor is of legal age and has full capacity to execute and deliver this Agreement and to perform his or her obligations hereunder.  This Agreement has been duly executed and delivered by such Management Investor and constitutes the valid and binding obligation of the Management Investor, enforceable against such Management Investor in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of a court before which any proceeding therefor may be brought.

7.2.       Investment Representations.

(a)           Such Management Investor confirms and acknowledges that he or she understands that the opportunity to purchase the Common Stock offered to such Management Investor under this Agreement is offered in his or her capacity as an employee, consultant, officer or director of the Company and such Management Investor is an “accredited investor” as that term is defined in Regulation D under the Securities Act.

(b)           The Common Stock offered to such Management Investor under this Agreement is being purchased by such Management Investor hereunder for investment, and not with a view to any distribution thereof that would violate the Securities Act or the applicable state securities laws of any state.  Such Management Investor will not distribute the Common Stock offered to such Management Investor under this Agreement in violation of the Securities Act or the applicable securities laws of any state.

(c)           Such Management Investor understands that the shares of Common Stock offered to such Management Investor under this Agreement have not been registered under the Securities Act or the securities laws of any state and must be held indefinitely unless subsequently registered under the Securities Act and any applicable state securities laws or unless an exemption from such registration becomes or is available.

(d)           In formulating a decision to purchase the Common Stock offered to such Management Investor under this Agreement, such Management Investor has relied solely upon (i) the provisions of this Agreement, (ii) an independent investigation of the Company’s business, and (iii) consultations with his or her legal and financial advisors with respect to this Agreement and the nature of his or her investment; and that in entering into this Agreement no reliance was placed by the Management Investor upon any representations or warranties other than those contained in this Agreement.

(e)           Such Management Investor is financially able to hold the Common Stock offered to such Management Investor under this Agreement for long-term investment, believes that the nature and amount of the Common Stock being purchased by he or she is consistent with his or her overall investment program and financial position, and recognizes that there are substantial risks involved in the purchase of the Common Stock.  Such Management Investor understands that the investment in the Common Stock is illiquid and risky, and such Management Investor may lose his or her entire investment.

(f)           Such Management Investor confirms that (i) he or she is familiar with the business of the Company, (ii) he or she has had the opportunity to ask questions of the officers and directors of the Company and to obtain (and that such Management Investor has received to his or her satisfaction) such information about the business and financial condition of the Company as he or she has reasonably requested, and (iii) such Management Investor has such knowledge and experience in financial and business matters that such Management Investor is capable of evaluating the merits and risks of the prospective investment in the Common Stock.

7.3.       Brokers and Finders.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Management Investor.

ARTICLE VIII

Conditions to Closing

8.1.      Conditions to Obligations of Nyer, the Management Investors and the Company.  The respective obligations of Nyer, the Management Investors and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by applicable Law, the waiver at or prior to the Closing of each of the following conditions:

(a)           Litigation.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, sought to enforce or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits or threatens to restrain, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement.

(b)           WAG Transaction.  The WAG Transaction shall have closed in accordance with the WAG Agreement and the Company shall have received at least $17,750,000 in cash proceeds from WAG, subject to an adjustment based on the Negative Inventory Adjustment Amount (as defined in the WAG Agreement) and such other adjustments under the WAG Agreement.

(c)           Shareholder Approval.   The transactions proposed in this Agreement shall have received the affirmative vote, whether at a meeting of Nyer’s shareholders or by written consent, of the holders of a majority of then outstanding shares of Nyer’s common stock and preferred stock, voting separately.

(d)           Closing Date Balance Sheet.  The Company, Nyer and the Management Representatives shall have completed to their reasonable satisfaction the Closing Date Balance Sheet as provided in Section 2.1.

8.2.      Conditions to the Obligations of Nyer.  The obligations of Nyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by Nyer at or prior to the Closing of each of the following conditions:

(a)           Performance of Obligations by the Management Investors and the Company.  The Management Investors and the Company shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(b)           Representations and Warranties.  The representations and warranties of the Company set forth in Article VI and of the Management Investors set forth in Article VII shall be true and correct in all material respects as of the date of this Agreement and as of the Closing.

(c)           Closing Deliverables.

(i)           Each Management Investor shall have delivered all of the items set forth in Section 4.2(b).

(ii)          The Company shall have delivered all the items set forth in Section 4.2(a).

8.3.      Conditions to the Obligations of Management Investors.  The obligations of the Management Investors to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by each Management Investor at or prior to the Closing of each of the following conditions:

(a)           Performance of Obligations of the Company and Nyer.  The Company and Nyer shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(b)           Representations and Warranties.  The representations and warranties of Nyer set forth in Article V and of the Company set forth in Article VI shall be true and correct in all material respects as of the date of this Agreement and as of the Closing.

(c)           Closing Deliverables.

(i)           The Company shall have delivered all of the items set forth in Section 4.2(a).

(ii)         Nyer shall have delivered all of the items set forth in Section 4.2(c).

(d)           Severance Payments.  The Severance Payments shall have been paid in full to the Management Investors as provided in Section 2.2.

8.4.      Conditions to the Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by the Company at or prior to the Closing of each of the following conditions:

(a)           Performance of Obligations by Nyer and the Management Investors.  Nyer and the Management Investors shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(b)           Representations and Warranties.  The representations and warranties of Nyer set forth in Article V and of the Management Investors in Article VII shall be true and correct in all material respects as of the date of this Agreement and as of the Closing.

(c)           Closing Deliverables.

(i)           Nyer shall have delivered all of the items set forth in Section 4.2(c).

(ii)          The Management Investors shall have delivered all of the items set forth in Section 4.2(b).

ARTICLE IX

Additional Agreements

9.1.           Tax Matters.

(a)           Nyer shall be responsible for, and shall pay or cause to be paid, all Pre-Closing Date Income Taxes related to any Nyer Group Return required to be filed after the Closing Date.

(b)           Nyer shall prepare or cause to be prepared, and timely file or cause to be timely filed (including valid extensions), all Nyer Group Returns required to be filed after the Closing Date with respect to any Pre-Closing Date Income Tax Period.  All such Income Tax Returns shall be prepared and filed in a manner that is consistent, in all material respects, with the prior custom and practice of the Company and Nyer, unless otherwise required by Tax Law (as reasonably determined by Nyer).  Nyer shall use its commercially reasonable efforts to provide such Income Tax Returns to the Company at least five (5) Business Days prior to the date on which such Income Tax Returns are due to be filed (taking into account any valid extensions) for the Company’s review and comment.

(c)           All Transfer Taxes incurred with respect to the transactions contemplated by this Agreement shall be borne by the Company.

9.2           Exclusivity; Exception.

(a)           Neither Company nor Nyer shall (and neither Party shall cause or authorize any partner, director, officer, trustee, employee, or agent of it to, and shall not cause any equity holder of it to), directly or indirectly:

(i)           solicit, initiate or encourage any inquiries or the submission of any proposal or offer from any Person relating to any (A) liquidation, dissolution or recapitalization of the Company, (B) merger or consolidation with or into the Company, (C) acquisition or purchase of any material asset (or any material portion of the assets) of, or any equity interest in, the Company, or (D) similar transaction or business combination involving the Company, other than with respect to the WAG Transaction ((A), (B), (C) and (D) being a “Sale Transaction”);

(ii)          participate in any discussions or negotiations regarding, or furnish any information (other than information which is traditionally provided in the ordinary course of the business as conducted by the Company) with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any other Person to do or seek, a Sale Transaction; or

(iii)        accept any offer or proposal for or enter into any Sale Transaction.

Nyer shall promptly notify the Management Representatives if any Person makes an unsolicited proposal or offer with respect to any of the foregoing and will provide the Management Representatives with reasonable detail regarding such proposal or offer including a summary of the terms, conditions and price of any oral proposal or offer and a copy of any written proposal or offer and the identity of the offeror.

(b)           Notwithstanding the foregoing, if Nyer receives an unsolicited bona fide written proposal for a Sale Transaction from a third party (“Alternate Transaction”), Nyer may furnish non-public information to, and negotiate with such third party; provided, however, such Alternate Transaction’s economic consideration for Nyer shall be at least $100,000 or greater than the consideration (cash and assumption of Liabilities) offered by the Management Investors and the Company under this Agreement, and provided, further, that Nyer provide Management Representatives with written notice as provided below and Nyer and the Company, jointly and severally, shall owe to the Management Investors an amount equal to all of their reasonable actual out of pocket expenses, including without limitation attorneys’ fees, incurred by the Management Investors in connection with the transactions contemplated by this Agreement (“Expense Reimbursement”), which such amount shall be paid to Management Investors prior to consummation of such Alternate Transaction.  Nothing in this Section 9.2 shall prohibit the Board of Directors of Nyer from refusing to make, withdrawing, qualifying, conditioning or modifying its recommendation of the transactions contemplated by this Agreement if there exists an Alternate Transaction and the Board of Directors of Nyer determines in good faith that any failure to do so would be inconsistent with the best interests of the shareholders of Nyer, provided, however, that the Board of Directors of Nyer has provided Management Representatives with five (5) Business Days prior written notice of its intent to effect such withdrawal, modification, qualification, conditioning or refusal to recommend (which such notice shall include reasonable details regarding the cause for, and the nature of, such withdrawal, modification, qualification, conditioning or refusal to recommend).  If Nyer or the Company enters into such Alternate Transaction, this Agreement shall terminate but for the obligations of Nyer and the Company to pay the Expense Reimbursement and the Severance Payments and to pay the Income Taxes as provided herein.

9.3.          Final Balance Sheet.

(a)           The Company and Nyer shall confirm the Closing Date Balance Sheet (together with the Certificate of Liabilities) and the items set forth therein (“Final Balance Sheet”), with the assistance of the Company’s senior financial staff and Wolf & Company, P.C., within thirty (30) days after the Closing Date.  If the Company and Nyer are unable to agree upon a Final Balance Sheet within such period, the Company and Nyer agree to retain the Boston office of a regionally recognized accounting firm acceptable to Nyer and the Company (the “Accounting Referee”) to promptly review those items or amounts in the calculations of the Final Balance Sheet as to which Nyer and the Company disagree.  Nyer and the Company shall have five (5) Business Days following the expiration of such thirty (30) day period to select the Accounting Referee, and if they are unable to agree on an Accounting Referee in that period then instead within the same period each shall select its own regionally recognized accounting firm to represent it in selecting an Accounting Referee and shall notify the other in writing of such appointment.  The regionally recognized accounting firms timely chosen by Nyer and the Company shall then in turn select one regionally recognized accounting firm not then acting as the accounting firm or the principal outside accountant for either Nyer or the Company, and their selection shall then be designated as the Accounting Referee.  If Nyer or the Company does not select a firm within the allotted time, the other party’s choice shall then be designated as the sole Accounting Referee.  Once selected as set out above, the Accounting Referee shall consider only those items or amounts in the calculation of the Final Balance Sheet that are the subject of dispute.  The Accounting Referee shall deliver to Nyer and the Company, as promptly as practicable and in any case within thirty (30) days of being referred the matter, a report setting forth its determination of the proper outcome of the dispute and the adjustments, if any, it believes should be made to the Final Balance Sheet and the calculations supporting such adjustments.  Such report shall be final and binding upon the Parties and the Final Balance Sheet, as adjusted pursuant to such report, shall be final and binding on the Parties.  The cost of the Accounting Referee’s review and report shall be borne equally by Nyer and the Company.

(b)           Upon delivery of the Final Balance Sheet, Nyer and the Company shall recalculate the WAG Distribution, and make any adjustments thereto as may be required by Section 3.3, based on the items set forth in the Final Balance Sheet (the “Final WAG Distribution”).  If the WAG Distribution paid at Closing exceeds the Final WAG Distribution (as adjusted by the determination of an Accounting Referee, if applicable), Nyer shall pay to the Company, no later than the Final Payment Date, in cash and by wire transfer of immediately available funds, as an adjustment to the WAG Distribution, an amount equal to the amount of such excess.  If the Final WAG Distribution (as adjusted by the determination of an Accounting Referee, if applicable) exceeds the WAG Distribution paid at Closing, the Company shall pay to Nyer, no later than the Final Payment Date, in cash and by wire transfer of immediately available funds, as an adjustment to the WAG Distribution, an amount equal to the amount of such excess.

9.4.         Payment of Tax Reserve and Cash Shortfall.  The Company shall pay an amount equal to the sum of the Cash Shortfall, if any, and the Tax Reserve (in each case as reflected on or determined by items on the Final Balance Sheet) to Nyer no later than the sixtieth (60th) day after the Closing or if later upon delivery by the Accounting Referee of the Final Balance Sheet under Section 9.3 (the “Final Payment Date”); provided, however, the Final Payment Date shall be extended by mutual agreement of Nyer and the Company if any of the Company’s accounts receivable as reflected on the Final Balance Sheet remain uncollected on such date.

9.5.         Cooperation.   The Company shall make available to Nyer, in a manner and to the extent mutually acceptable to Nyer and the Company, personnel (including the Management Representatives), accounting, information technology and other services reasonably requested by Nyer for the purpose of completing Nyer’s orderly liquidation.   Nyer shall reimburse the Company for all expenses incurred in connection therewith and compensate each Management Representative for his services at the hourly rate of $150.

9.6          WAG Agreement.   Following the Closing, the Company agrees to satisfy its obligations under the WAG Agreement in accordance with the terms thereof.

ARTICLE X

Miscellaneous

10.1.    Entire Agreement.  This Agreement constitutes the entire agreement among the Parties and supersedes any prior understandings or agreements by or among the Parties, written or oral, to the extent they are related in any way to the subject matter hereof.

10.2.    Succession and Assignment.  Except as otherwise provided herein, this Agreement may not, without the prior written consent of Nyer, the Company and the Management Representatives, be assigned by any Party by operation of Law or otherwise, and any attempted assignment shall be null and void.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives.  The Management Investors (collectively and not individually) may, without such consent, assign their rights under this Agreement unless such assignment, in the sole discretion of Nyer, would have an adverse effect on Nyer.

10.3.    Expenses.  Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such cost or expense.

10.4.    Certain Interpretive Matters; Construction.  The captions of Articles and Sections of this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.  As used herein: (a) words in the singular shall be held to include the plural and vice versa and words of one gender (or neuter) shall be held to include the other gender (or the neuter) as the context requires; and (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and Schedules) and not to any particular provision of this Agreement.

10.5.    Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by personal delivery, electronic facsimile transmission, overnight courier or registered or certified mail, postage prepaid and addressed to the intended recipient as set forth below (or at such other address as shall be specified in a notice given in accordance with this Section 10.5):

If to the Company:

13 Water Street
Holliston, MA  01746
Attention:  President
Fax:  (508) 429-8237

with a copy (which shall not constitute notice) to:

Sullivan & Worcester LLP
One Post Office Square
Boston, MA  02109
Attention:  Attorney Gayle P. Ehrlich
Fax:  (617) 338-2880

If to Nyer:

13 Water Street
Holliston, MA  01746
Attention:  President
Fax:  (508) 429-8237

with a copy (which shall not constitute notice) to:

Sullivan & Worcester LLP
One Post Office Square
Boston, MA  02109
Attention:  Attorney Gayle P. Ehrlich
Fax:  (617) 338-2880

If to a Management Investor:

13 Water Street
Holliston, MA  01746
Fax:  (508) 429-8237

With a copy (which shall not constitute notice to:

Burns & Levinson LLP
125 Summer Street
Boston, MA 02110
Attention:  Robert C. Rives, Jr., Esq.
Fax:  (617) 345-3299

All such notices shall be deemed to have been duly given: (i) when delivered personally to the recipient, (ii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) upon transmission by facsimile if a customary confirmation of transmission is received during normal business hours and, if not, the next Business Day after transmission, or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.

10.6.   Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the Commonwealth of Massachusetts without giving effect to the principles of conflicts of law.

10.7.   Amendments and Waivers.  No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Management Representatives, the Company and Nyer.  No waiver by any Party of any default or any breach of any representation, warranty, covenant or agreement hereunder shall be deemed to extend to any prior or subsequent default or breach or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

10.8.   Severability.  If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, this Agreement shall be amended so as to enforce the illegal, invalid or unenforceable provision to the maximum extent permitted by applicable Law, and the Parties shall cooperate in good faith to further modify this Agreement so as to preserve to the maximum extent possible the intended benefits to be received by the Parties.

10.9.   Remedies; Specific Performance.  Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  Each of the Parties acknowledges and agrees that each of the other Parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or otherwise is breached by any of the Parties.  Accordingly, each of the Parties agrees that each other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement, and the terms and provisions hereof and thereof, in addition to any other rights to which such Party may be entitled at law or in equity.  Any such remedy shall be in addition to any other remedy that such Party may have hereunder.

10.10.  Jurisdiction.  The Parties agree that jurisdiction and venue for any action arising out of, related to or concerning this Agreement shall be exclusively in the Business Litigation Session of the Superior Court for the Commonwealth of Massachusetts.

10.11.  Attorneys’ Fees.  In the event that any action or proceeding is brought for the purpose of determining or enforcing the right of any Party or Parties hereunder, the Party or Parties prevailing in such action or proceeding shall be entitled to recover from the other Party or Parties all reasonable costs and expenses incurred by the prevailing Party or Parties, including reasonable attorneys’ fees.

10.12.  No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person, other than the Parties and their respective successors and permitted assigns.

10.13.  No Presumption Against Drafting Party.  Each Party acknowledges that each Party has been represented by counsel in connection with this Agreement and the transactions contemplated herein.  Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

10.14.  Signatures.  This Agreement shall be effective upon delivery of original signature pages or “PDF” or facsimile copies thereof executed by each of the Parties.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.15.  Management Representatives.

(a)           The Management Representatives are hereby appointed and granted the full power and authority, on behalf of each Management Investor and his or her successors and assigns, to (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered in connection herewith, (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, consents, approvals, assignments, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with this Agreement and the consummation of the transactions contemplated by this Agreement, (iii) give and receive notices and communications, and (iv) take all actions permitted, necessary or appropriate in the judgment of the Management Representatives on behalf of the Management Investors in connection with this Agreement, including without limitation, any assignment permitted under Section 10.2.  Company and Nyer shall be entitled to rely exclusively upon the actions and communications of the Management Representatives relating to the foregoing as the actions and communications of the Management Investors.

(b)           The Management Representatives shall not be liable for any act done or omitted under this Agreement as Management Representatives while acting in good faith, and any act taken or omitted to be taken pursuant to the advice of counsel will be conclusive evidence of such good faith.

(c)           The Management Investors shall bear full responsibility for any and all obligations arising pursuant to this Section 10.15.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

D.A.W., INC.

By:	/s/ Mark A. Dumouchel
Name: Mark A. Dumouchel
Title: President

NYER MEDICAL GROUP, INC.

By:	/s/ Mark A. Dumouchel
Name: Mark A. Dumouchel
Title: President and Chief Executive Officer

MANAGEMENT INVESTORS:

/s/ Mark Dumouchel
Mark Dumouchel

/s/ David Dumouchel
David Dumouchel

/s/ Michael Curry
Michael Curry

/s/ Wayne Gunter
Wayne Gunter

/s/ Donato Mazzola
Donato Mazzola

SCHEDULE I

Schedule of Management Investors

and

Shares of Common Stock Purchased by

Each Management Investor

Name	Shares of Common Stock	Purchase Price

Mark Dumonchel	500	$60,000

David Dumonchel	500	$60,000

Michael Curry	500	$60,000

Wayne Gunter	500	$60,000

Donato Mazzola	500	$60,000

TOTAL:	2,500	$300,000

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules and exhibits to the Transaction Agreement have been omitted from this Exhibit 2.2:

Schedules

Schedule II	Closing Date Balance Sheet with Certificate of Liabilities

Exhibits

Exhibit A	Asset Purchase Agreement between D.A.W., Inc. and Walgreen Eastern Co., Inc.
Exhibit B	Form of Note Assumption, Release and Consent